VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm EST on November 14, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2022 Extraordinary General Meeting of Shareholders Proxy Card - G Medical Innovations Holdings Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, 2 AND 3.

(1) **For the consolidation of Shares on a 35 to 1 basis such that every 35 Shares of the Company, including those held by Shareholders, would be consolidated into 1 Share (the "Consolidation").**

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(2) **To increase the authorised share capital of the Company by the sum of US $135,000,000 by the creation of 42,857,142.86 Shares of a par value of US $3.15 each such that the total authorized share capital of the Company is US $315,000,000 divided into 100,000,000 Shares of par value US $3.15 each.**

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(3) **For the amendment and restatement of the memorandum and articles of association of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the "ARMAA").**

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

G MEDICAL INNOVATIONS HOLDINGS LTD.

Extraordinary General Meeting

To Be Held on November 15, 2022

(the "Meeting")

G MEDICAL INNOVATIONS HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G Medical Innovations Holdings Ltd. (the "Company"), revoking all prior proxies, hereby appoints Dr. Kenneth R. Melani, as the Chairman of the Meeting, with full power to act with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote all shares in the capital of the Company, which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Company to be held by way of Virtual meeting on Tuesday, November 15, 2022 at 5:00 p.m. (Israel time), and at any adjournment or postponement thereof. Each Share is entitled to one vote. The proxy is further authorized to vote, in his/her/their discretion, upon such other business as may properly come before the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND RETURNED BUT NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR ITEM 1, 2 AND 3 AS SET OUT IN THE NOTICE CALLING THE MEETING AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)